June 10, 2026

Anil Diwan
Chief Executive Officer
NANOVIRICIDES, INC.
1 Controls Drive
Shelton, CT 06484

        Re: NANOVIRICIDES, INC.
            Registration Statement on Form S-3
            Filed June 5, 2026
            File No. 333-296550
Dear Anil Diwan:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jason Drory at 202-551-8342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Peter Campitiello